UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

An exhibit containing the Technical Report Summary (pursuant to Subpart 1300 of Regulation S-K) for Kibali Gold Mine, a non-managed joint venture mining property of AngloGold Ashanti plc (the “Company”), is filed herewith in order to be incorporated by reference into the Company’s annual report on Form 20-F for the financial year ended 31 December 2025, which the Company plans to file with the Securities and Exchange Commission on 26 March 2026.

Exhibit Number	Description	Remarks
Exhibit 96.4	Kibali Gold Mine, Democratic Republic of Congo, Technical Report Summary, current at 31 December 2025	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary